UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 10, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on November 9 2011, entitled “VODAFONE ANNOUNCES COMPLETION OF THE DISPOSAL OF ITS STAKE IN POLKOMTEL “.

9 November 2011

VODAFONE ANNOUNCES COMPLETION OF THE DISPOSAL OF ITS STAKE IN POLKOMTEL

Further to the announcement on 30 June 2011, and following clearance of the transaction by the Polish competition authority, Vodafone1 today announces the completion of the disposal of its entire 24.4% interest in Polkomtel in Poland.

Vodafone has received a cash consideration of approximately €920 million (£790 million2) from Spartan Capital Holdings SP. z o.o before tax and transaction costs.

For further information:

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 391 million customers in its controlled and jointly controlled markets as at 30 September 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com

Notes

1 The sellers are Vodafone Americas Inc. and Vodafone International Holdings B.V., wholly-owned subsidiaries of the Vodafone Group.

2 At an exchange rate of EUR/GBP 1.17.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 10, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary